Exhibit 99.9

Form of Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2013 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board

(in crore, except share and per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2013	2013	2012	2013	2012	2013
Revenues	12,965	11,267	9,858	24,232	19,474	40,352
Cost of sales	8,384	7,319	6,102	15,703	11,912	25,280
Gross profit	4,581	3,948	3,756	8,529	7,562	15,072
Selling and marketing expenses	757	584	506	1,341	975	2,034
Administrative expenses (1)	987	700	653	1,687	1,297	2,609
Operating profit	2,837	2,664	2,597	5,501	5,290	10,429
Other income	510	577	706	1,087	1,182	2,359
Profit before income taxes	3,347	3,241	3,303	6,588	6,472	12,788
Income tax expense	940	867	934	1,807	1,814	3,367
Net profit	2,407	2,374	2,369	4,781	4,658	9,421
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286	286	286
Share premium, retained earnings and other components of equity (2)	39,511	39,511	33,175	39,511	33,175	33,175
Earnings per share (par value 5/- each) – Refer Note 4
Basic	42.12	41.54	41.46	83.66	81.52	164.87
Diluted	42.12	41.54	41.46	83.66	81.52	164.87
Total Public Shareholding (3)
Number of shares	39,56,76,421	41,01,01,111	41,54,08,755	39,56,76,421	41,54,08,755	41,12,67,871
Percentage of shareholding	68.90	71.41	72.34	68.90	72.34	71.62
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the Company)	–	–	–	–	–	–
Non-encumbered
Number of shares	9,15,08,078	9,20,85,078	9,20,85,078	9,15,08,078	9,20,85,078	9,20,85,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the Company)	15.94	16.04	16.04	15.94	16.04	16.04

(1)	Administrative expenses for the quarter and half-year ended September 30, 2013 include a provision of 219 crore towards visa related matters.
(2)	Represents the previous accounting year balance as required under Clause 41 of the Listing Agreement.
(3)	Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt Holders.

1.	The audited consolidated financial statements for the quarter and half-year ended September 30, 2013 have been taken on record by the Board of Directors at its meeting held on October 11, 2013. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).
2.	Mr. Leo Puri, independent director, and Mr. Ashok Vemuri, a whole-time director, resigned from the Board with effect from August 14, 2013 and September 12, 2013, respectively. The Board expressed its appreciation for the services rendered by Mr. Leo Puri and Mr. Ashok Vemuri during their tenure.
3.	The Hon'ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. ICIL was a wholly-owned subsidiary of Infosys Limited and was engaged in software related consultancy services. The merger of ICIL into Infosys Limited has been accounted for under pooling of interest method referred to in Accounting Standard 14, Accounting for Amalgamation (AS-14).
4.	EPS for the quarter and half-year ended September 30, 2013 is 45.96 per share and 87.50 per share respectively, excluding the provision of 219 crore for visa related matters. EPS for the quarter and half-year ended September 30, 2013 is 42.12 per share and 83.66 per share, including the provision of 219 crore for visa related matters. The difference is 3.84 per share.
5.	Information on dividends for the quarter and half-year ended September 30, 2013

The Board declared an interim dividend of 20/- per equity share. The record date for the payment of interim dividend is October 18, 2013. The interim dividend will be paid on October 21, 2013. The interim dividend declared in the previous year was 15/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2013	2013	2012	2013	2012	2013
Dividend per share (par value 5/- each)
Interim dividend	20.00	–	15.00	20.00	15.00	15.00
Final dividend	–	–	–	–	–	27.00
Total dividend	20.00	–	15.00	20.00	15.00	42.00

The final dividend of 27/- per equity share for fiscal 2013 was approved by the shareholders at the Annual General Meeting of the Company held on June 15, 2013 and the same was paid on June 17, 2013.

6.	Other information (Consolidated – Audited

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2013	2013	2012	2013	2012	2013
Staff costs	7,704	6,513	5,432	14,217	10,692	22,566
Items exceeding 10% of aggregate expenditure	–	–	–	–	–	–
Details of other income :
Interest on deposits with banks and others	522	515	432	1,037	912	1,792
Income from available-for-sale financial assets / investments	62	42	63	104	89	230
Miscellaneous income, net	12	7	54	19	58	79
Gains / (losses) on foreign currency	(86)	13	157	(73)	123	258
Total	510	577	706	1,087	1,182	2,359

7.	Audited financial results of Infosys Limited (Standalone information

  (in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2013	2013	2012	2013	2012	2013
Revenues	11,482	9,959	9,129	21,441	18,038	36,765
Profit before exceptional items and tax	3,208	3,076	3,155	6,284	6,202	12,274
Profit before tax	3,208	3,076	3,238	6,284	6,285	12,357
Profit for the period	2,326	2,250	2,342	4,576	4,546	9,116

Note : The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com. The information above has been extracted from the audited financial statements as stated.

8.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended September 30, 2013

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non receipt of dividend / Annual report related	–	145	145	–

9.	Consolidated statement of assets and liabilities (IFRS Consolidated Audited)

(in crore)

Particulars	As at
	September 30, 2013	March 31, 2013
EQUITY AND LIABILITIES
Shareholders' funds
Share capital	286	286
Reserves and surplus	42,913	39,511
	43,199	39,797
Minority interests	–	–
Non-current liabilities
Deferred tax liabilities	70	119
Other long-term liabilities	276	149
	346	268
Current liabilities
Trade payables	100	189
Other current liabilities	8,487	5,884
Short-term provisions	443	213
	9,030	6,286
TOTAL – EQUITY AND LIABILITIES	52,575	46,351
ASSETS
Non-current assets
Fixed assets	7,401	6,836
Goodwill on consolidation	2,201	1,976
Non-current investments	1,031	394
Deferred tax assets	555	503
Other non-current assets	1,577	1,329
	12,765	11,038
Current assets
Current investments	3,338	1,739
Trade receivables	8,343	7,083
Cash and cash equivalents	22,543	21,832
Other current assets	5,586	4,659
	39,810	35,313
TOTAL – ASSETS	52,575	46,351

Note : The above disclosure is in compliance with Clause 41(V)(h) and Annexure IX of the Listing Agreement. The disclosure is an extract of the audited IFRS Consolidated Balance Sheet as at September 30, 2013.

10.	Segment reporting

 (in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2013	2013	2012	2013	2012	2013
Revenue by industry segment
Financial services and insurance (FSI)	4,333	3,798	3,317	8,131	6,619	13,680
Manufacturing (MFG)	3,005	2,539	2,178	5,544	4,298	8,888
Energy, utilities, communication and services (ECS)	2,495	2,147	1,994	4,642	3,909	8,129
Retail, consumer packaged goods, logistics and life sciences (RCL)	3,132	2,783	2,369	5,915	4,648	9,655
Total	12,965	11,267	9,858	24,232	19,474	40,352
Less : Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	12,965	11,267	9,858	24,232	19,474	40,352
Segment profit before tax, depreciation and non-controlling interests :
Financial services and insurance (FSI)	1,145	1,095	1,040	2,240	2,067	4,139
Manufacturing (MFG)	626	584	607	1,210	1,242	2,304
Energy, utilities, communication and services (ECS)	710	601	487	1,311	1,033	2,259
Retail, consumer packaged goods, logistics and life sciences (RCL)	689	704	739	1,393	1,479	2,860
Total	3,170	2,984	2,873	6,154	5,821	11,562
Less : Other unallocable expenditure	333	320	276	653	531	1,133
Add : Unallocable other income	510	577	706	1,087	1,182	2,359
Profit before tax and non-controlling interests	3,347	3,241	3,303	6,588	6,472	12,788

Notes on segment information

Principal segments

The Company's operations predominantly relate to providing technology services, which are delivered to clients globally, and operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Bangalore, India October 11, 2013	By order of the Board for Infosys Limited S. D. Shibulal Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the three months and six months ended September 30, 2013, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows :

(in US$ million, except per ADS data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2013	2013	2012	2013	2012	2013
Revenues	2,066	1,991	1,797	4,057	3,549	7,398
Cost of sales	1,337	1,296	1,114	2,633	2,173	4,637
Gross profit	729	695	683	1,424	1,376	2,761
Net profit	383	418	431	801	847	1,725
Earnings per American Depositary Share (ADS) (1)
Basic	0.67	0.73	0.75	1.40	1.48	3.02
Diluted	0.67	0.73	0.75	1.40	1.48	3.02
Total assets	8,397	8,130	7,879	8,397	7,879	8,539
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	4,133	3,968	4,257	4,133	4,257	4,341

(1)	EPS for the quarter and half-year ended September 30, 2013 is $0.73 per share and $1.46 per share, respectively, excluding the provision of $35 million for visa related matters. EPS for the quarter and half-year ended September 30, 2013 is $0.67 per share and $1.40 per share, including the provision of $35 million for visa related matters. The difference is $0.06 per share.

Statements in connection with this release may include forward-looking statements within the meaning of U.S. securities laws intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2013, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them, unless required by law.